Exhibit 99.1
Press Release Source: Emergent Group Inc.

Emergent Group Inc. Reports Record Third Quarter Revenue and Net Income

Revenue and Net Income Rise 25% and 12%, Respectively, With EBITDA Up 42%

SUN VALLEY, Calif., Nov. 4, 2009 (GLOBE NEWSWIRE) -- Emergent Group Inc. (NYSE Amex Equities:LZR), a leading provider of mobile medical lasers and surgical equipment, today announced record third quarter 2009 sales and net income as the company continued to move forward with its growth strategies despite the current general economic climate.
Following are financial highlights for the quarter ended September 30, 2009:

*	Revenue increased 25% to a record $7,981,464 versus $6,394,974 for the prior year's third quarter ended September 30, 2008. This was the company's ninth consecutive quarter of revenue growth.
*	EBITDA (earnings before interest, taxes, depreciation and amortization) rose 42% to $2,101,177 versus $1,483,698 in the prior year period.
*	Income before income taxes and minority interest was up 50% to $1,608,679 versus the $1,074,266 reported in the prior year period.
*
Net income increased 12% to $830,656, or $0.12 per diluted share, compared with $741,810, or $0.11 per diluted share, reported in the prior year's third quarter. The comparison includes a provision for income taxes of $553,000 in the most recent quarter versus $77,792 a year earlier, a difference of $0.07 per diluted share attributed to the reversal of a deferred tax valuation allowance in the fourth quarter of 2008. Diluted weighted average shares outstanding were also higher in the current quarter at 7,089,598 versus 6,606,416 for the prior year period.

*	Emergent had federal net operating loss carryforwards totaling $7,600,000 as of December 31, 2008, which have been available to offset taxable income for 2009 and subsequent periods.
*	At the end of the quarter, the company had a cash balance of $5,957,808, amounting to $0.84 per diluted share.

"Emergent Group reported yet another solid quarter, with significant gains in revenue, net earnings and EBITDA," said Chairman and CEO Bruce J. Haber. "We continue to be an aggressive player in technician-assisted equipment rentals and the sales of accompanying consumable items. We are capitalizing on the growing need for certain medical procedures and the desire of hospitals and physician groups to conserve cash and reduce expenses by turning to rentals instead of equipment purchases and staff increases. And we continue to help manufacturers find new revenue streams by partnering with our strong sales force to find new rental opportunities and sales of related consumable products. Our business model -- generating strong cash flow with a focus on prudent management of cash and other resources -- has allowed us to expand our competitive position, reduce our debt, increase our cash balances and pay shareholders a cumulative dividend of $ 0.90 per share over the last four years. We look forward to another good year for Emergent Group in 2009 and sound prospects for the future."

Emergent Group reported these results for the first nine months of 2009:

*	Revenue increased 46% to $23,105,272 for the nine months ended September 30, 2009 versus $15,800,812 in the prior year period ended September 30, 2008.
*	EBITDA (earnings before interest, taxes, depreciation and amortization) rose 64% to $6,055,785 versus $3,682,238 in the prior year period.
*	Income before income taxes and minority interest was up 62% to $4,600,583 versus the $2,835,918 reported in the prior year period.
*
Net income increased 27% to $2,398,919, or $0.34 per diluted share, compared with $1,885,078, or $0.30 per diluted share, reported in the prior year period. The comparison includes a provision for income taxes of $1,604,634 for the nine months ended September 30, 2009 versus $213,472 a year earlier. There were 7,059,774 diluted weighted average shares outstanding for the nine months versus 6,284,005 in the prior year period.

About Emergent Group Inc.

Emergent Group Inc., through its wholly owned subsidiary, PRI Medical Technologies, Inc. ("PRI Medical"), provides mobile medical laser and surgical equipment in 16 states on a per-procedure basis to hospitals, outpatient surgery centers and physicians' offices. Surgical equipment is provided to customers along with technical support personnel to ensure that such equipment is operating correctly. PRI Medical currently offers its services in five states in the western United States and 11 states along the eastern seaboard. Emergent Group Inc. is a member of the Russell Microcap(R) Index. For investor and product information, visit Emergent Group's website, www.emergentgroupinc.com.

Forward-Looking Statements

Statements in this news release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21 E of the Securities Exchange Act of 1934. Such statements may involve various risks and uncertainties, some of which may be discussed in the Company's most recent report on Form 10-K and subsequently filed SEC reports. There is no assurance any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

Exhibit 99.1
(cont'd)

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2009	2008
ASSETS	(Unaudited)

Current assets
Cash	$5,957,808	$4,586,107
Accounts receivable, net of allowance for doubtful
accounts of $ 80,400 and $58,984	4,305,605	3,759,834
Inventory, net	834,828	837,143
Prepaid expenses	321,092	231,763
Deferred income taxes	506,923	986,000

Total current assets	11,926,256	10,400,847

Property and equipment, net of accumulated depreciation and
amortization of $8,500,276 and $7,247,482	5,787,670	6,070,228
	1,120,058	1,120,058
Deferred income taxes	522,955	1,261,000
Other intangible assets, net of accumulated amortization of
$276,912 and $226,997	482,454	403,152
Deposits and other assets	81,094	84,934

Total assets	$19,920,487	$19,340,219

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Current portion of capital lease obligations	$1,911,641	$1,909,057
Dividends payable	-	1,989,750
Accounts payable	1,825,009	1,538,797
Accrued expenses and other liabilities	2,256,561	1,997,312

Total current liabilities	5,993,211	7,434,916

Capital lease obligations, net of current portion	2,768,261	3,344,820

Total liabilities	8,761,472	10,779,736

Shareholders' equity
Preferred stock, $0.001 par value, non-voting 10,000,000
shares authorized, no shares issued and outstanding	-	-
Common stock, $0.04 par value, 100,000,000 shares authorized
6,746,296 and 6,631,576 shares issued and outstanding	269,849	265,260
Additional paid-in capital	16,403,768	16,235,368
Accumulated deficit	(6,237,655)	(8,636,575)

Total Emergent Group equity	10,435,962	7,864,053
Minority Interest	723,053	696,430
Total shareholders' equity	11,159,015	8,560,483

Total liabilities and shareholders' equity	$19,920,487	$19,340,219

Exhibit 99.1
(cont'd)

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenue	$7,981,464	$6,394,974	$23,105,272	$15,800,812
Cost of goods sold	4,802,495	3,751,747	13,839,056	9,067,764
Gross profit	3,178,969	2,643,227	9,266,216	6,733,048
Selling, general, and administrative expenses	1,490,174	1,498,459	4,442,338	3,753,553
Income from operations	1,688,795	1,144,768	4,823,878	2,979,495

Other income (expense)
Interest expense, net	(85,692)	(79,800)	(261,681)	(205,936)
Gain on disposal of property and equipment	5,500	-	8,050	28,937
Other income, net	76	9,298	30,336	33,422
Total other income (expense)	(80,116)	(70,502)	(223,295)	(143,577)

Income before provision for income taxes
and minority interest	1,608,679	1,074,266	4,600,583	2,835,918
Provision for income taxes	(553,000)	(77,972)	(1,604,634)	(213,472)
Income before minority interest	1,055,679	996,294	2,995,949	2,622,446
Minority interest in income of consolidated
limited liability companies	(225,023)	(254,484)	(597,030)	(737,368)

Net income	$830,656	$741,810	$2,398,919	$1,885,078
Basic earnings per share	$0.12	$0.12	$0.36	$0.32
Diluted earnings per share	$0.12	$0.11	$0.34	$0.30
Basic weighted-average shares outstanding	6,745,663	6,183,074	6,710,175	5,856,867
Diluted weighted-average shares outstanding	7,089,598	6,606,416	7,059,774	6,284,005

CONTACT: Emergent Group Inc.
Bruce J. Haber
(914) 235-5550, x. 12
bhaber@primedical .. net